UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


      Scientific Energy, Inc. formerly known as Quazon Corp.
      ------------------------------------------------------
                         (Name of Issuer)


                           Common Stock
                  -----------------------------
                  (Title of Class of Securities)


                            747794105
                  -----------------------------
                          (CUSIP Number)


           Hans Roes, 1115 Pearl #5, La Jolla, CA 92037
          ---------------------------------------------
   (Name, Address and Telephone Number of Person Authorized To
                Receive Notices and Communications)


                           June 6, 2001
      -----------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D


CUSIP No. 747794105                                        Page 2 of 3 Pages


-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hans Roes
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     PF
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
-----------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         6,564,705 shares
NUMBER OF           ---------------------------------------------------------
SHARES              8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 0 shares
EACH                ---------------------------------------------------------
REPORTING           9    SOLE DISPOSITIVE POWER
PERSON
WITH                     6,564,705 shares
                    ---------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0 shares
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,564,705 shares
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

Item 1. Security and Issuer

        Common stock, $0.001 par value
        Scientific Energy, Inc. (the "company")
        630 North 400 West
        Salt Lake City, Utah 84103

Item 2. Identity and Background

        (a) The name of the person filing this statement is Hans Roes ("reporting person");

        (b) Mr. Roes' business address is 1115 Pearl #5, La Jolla, CA  92037;

        (c) Mr. Roes' principal occupation or employment is acting as an independent consultant to various companies;

        (d) Mr. Roes has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

        (e) Mr. Roes has not, during the last five years, been a party to any civil proceeding; and

        (f) Mr. Roes is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     12,000,000 shares of company common stock owned by the reporting person were acquired in connection with a tax-free stock-for-stock exchange for 12,000,000 shares of Scientific Energy stock. Such exchange was done simultaneously with and as part of a similar exchange of 8,000,000 shares of Scientific Energy stock for 8,000,000 shares of Quazon Corp. (now known as Scientific Energy, Inc.) stock by Todd B. Crosland, the only other shareholder of record of Scientific Energy prior to the transaction. Quazon Corp. now owns 100% of the stock of Scientific Energy in a transaction completed in Salt Lake City, Utah on June 6, 2001. The remaining 1,129,410 shares were purchased from a prior affiliate of the company for $2,500 from the private funds of the reporting person. The reporting person has borrowed and been given investment and operating funds in excess of $680,000 from David Rumbold to assist in developing the technology in Scientific Energy and consummating the transaction between Scientific Energy and Quazon Corp. Pursuant to that agreement the reporting person held half of the shares to which he was an owner of record in trust for David Rumbold. On November 2, 2001 the reporting person assigned the ownership of record of the shares held in trust to David Rumbold.

Item 4. Purpose of Transaction

     The shares were acquired for the purpose of obtaining control over the company. The name of the company was changed from Quazon Corp. to Scientific Energy, Inc. Immediately following the transaction pursuant to which the reporting person obtained such shares, all of the former officers of the company resigned, and one of the directors resigned. Two new directors were appointed and new officers, including president and secretary/treasurer, were also appointed. For a description of the transaction, see Item 3.

Item 5. Interest in Securities of the Issuer

     The reporting person has sole voting and dispositive power over 6,564,705 shares of common stock. This represents 24.3% of the issued and outstanding shares of the company. For a description of the transaction, see Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting person had an Agreement with David Rumbold that in consideration of funds used by Rumbold to finance the development of the company's technology and assist in the transaction between Quazon Corp. and Scientific Energy, shares of common stock of SCYI f/k/a. QZON would held in trust by the reporting person for the benefit of David Rumbold and members of his family. This agreement terminated when the reporting person assigned the ownership of record on November 2, 2001 of the shares held in trust to David Rumbold and members of his family.

With the exception of the aforementioned paragraph, to the best knowledge of the Reporting Persons, there are no other outstanding contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

We have filed the document dated November 2, 2001 transferring ownership of record of the shares held in trust for the benefit of David Rumbold and his family on, from the reporting person to David Rumbold and members of his family.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dec. 13, 2001                                        /s/ Hans Roes
---------------------                               ------------------------
Date                                                 Hans Roes

November 2, 2001


TO: David Rumbold


Dear David,


This is to confirm to you that herewith I am assigning to you 50% of my 60% ownership in Scientific Energy, symbol SEYI-BB in return for financing as discussed.


Best regards,

/s/ Hans Roes